FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 11, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

**Attachments:**
1.    News Release dated December 11, 2006
2.    Report of Voting Results for meeting held December 8, 2006
3.    Material Change Report dated December 11, 2006 (re: Dec 11/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓__    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____    No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

**PETAQUILLA MINERALS LTD.**
(Registrant)

Date: December 11, 2006            By:___*"Michael Levy"*_____
                                              Name

                                        Its:___President and Director___
                                                (Title)



**Trading Symbols:**
**TSE: PTQ**
**OTCBB: PTQMF**
**Frankfurt: P7Z**

# NEWS RELEASE

## Petaquilla Minerals Ltd. Announces Results of Special Meeting of Shareholders

**Vancouver, BC – December 11, 2006:** Michael Levy, the President of Petaquilla Minerals Ltd. ("PTQ" or the "Company"), is pleased to announce that shareholders approved both resolutions brought before them at the Company's Special Meeting of Shareholders held in Vancouver on December 8, 2006.

Shareholders, by way of a disinterested shareholder vote, approved without amendment the issuance of 361,405 compensation share purchase warrants to Casimir Capital LP and the issuance of 361,405 common shares of the Company upon the due exercise of such share purchase warrants. Casimir Capital LP had acted as a financial advisor to the Company in connection with the Company's Private Placement, which closed on October 17, 2006.

Shareholders, by way of a disinterested shareholder vote, also approved without amendment the adoption of a new stock option plan (the "New Plan") for the Company, establishing the maximum number of shares that may be issued pursuant to the exercise of options granted under the New Plan at 10,000,000 shares. The number of Common Shares issuable under the New Plan equals, on a non-diluted basis, 11.2% of the Company's issued and outstanding Common Shares as of today's date.

No further business came before the meeting.

*The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.*

**On behalf of the Board of Directors of**
**PETAQUILLA MINERALS LTD.**

**Michael Levy**
President and Director

**FOR FURTHER INFORMATION PLEASE CONTACT:**
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com
NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

**PETAQUILLA MINERALS LTD.**
#410 – 475 West Georgia Street
Vancouver, B.C.  V6B 4M9


## SPECIAL GENERAL MEETING OF SHAREHOLDERS
(the "Meeting")

held at the offices of **VEC**TOR Corporate Finance Lawyers
1040-999 West Hastings Street, Vancouver, B.C.
on the 8[th] day of December, 2006
at the hour of 10:00 o'clock in the forenoon, local time

### Report of Voting Results

In accordance with part 11.3, *Voting Results*, of National Instrument 51-102, *Continuous Disclosure Obligations*, set forth below is a brief description of the matters voted upon at the Meeting and the outcome of the vote:

**The following matters were put to a vote of disinterested shareholders by way of ballot:**

|   | **Brief Description of Matter** | **Outcome of Vote** |
|---|---|---|
| 1 | To approve an ordinary resolution to approve and ratify the issuance of 361,405 compensation share purchase warrants and to approve the issuance of 361,405 common shares of the Company upon the due exercise of such share purchase warrants | Carried<br><br>Votes for:      99.79%<br>Votes against:    0.21% |
| 2 | To approve an ordinary resolution the adoption of a stock option plan for the Company fixing the maximum number of shares that may be subject of options at 10,000,000 | Carried<br><br>Votes for:      80.98%<br>Votes against:  19.03% |

<center>**FORM 51-102F3**</center>

<center>**MATERIAL CHANGE REPORT**</center>

**Item 1.**          **Name and Address of Company**

Petaquilla Minerals Ltd. (the "Company")
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

**Item 2.**          **Date of Material Change**

December 11, 2006

**Item 3.**          **News Release**

The Company's news release dated December 11, 2006, was disseminated by CCN Matthews on December 11, 2006.

**Item 4.**          **Summary of Material Change**

The Company announced the results of the Special Meeting of Shareholders held on December 8, 2006. Shareholders approved both resolutions brought before them.

**Item 5.**          **Full Description of Material Change**

For a full description of the material change, please see Schedule "A".

**Item 6.**          **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

**Item 7.**          **Omitted Information**

Not Applicable.

**Item 8.**          **Executive Officer**

Michael Levy, President of the Company, can be contacted at (604) 694-0021.

**Item 9.**          **Date of Report**

Dated December 11, 2006.

**PETAQUILLA MINERALS LTD.**


Per:      "Michael Levy"

Michael Levy
President

NEWS RELEASE FOR:       PETAQUILLA MINERALS LTD.

Contact person:       Michael Levy

Contact telephone number:       604-694-0021



**Trading Symbols:**
**TSE: PTQ**
**OTC: PTQMF**
**FRANKFURT: P7Z**

# NEWS RELEASE

### Petaquilla Minerals Ltd. Announces Results of Special Meeting of Shareholders

**Vancouver, BC – December 11, 2006:**  Michael Levy, the President of Petaquilla Minerals Ltd. ("PTQ" or the "Company"), is pleased to announce that shareholders approved both resolutions brought before them at the Company's Special Meeting of Shareholders held in Vancouver on December 8, 2006.

Shareholders, by way of a disinterested shareholder vote, approved without amendment the issuance of 361,405 compensation share purchase warrants to Casimir Capital LP and the issuance of 361,405 common shares of the Company upon the due exercise of such share purchase warrants.  Casimir Capital LP had acted as a financial advisor to the Company in connection with the Company's Private Placement, which closed on October 17, 2006.

Shareholders, by way of a disinterested shareholder vote, also approved without amendment the adoption of a new stock option plan (the "New Plan") for the Company, establishing the maximum number of shares that may be issued pursuant to the exercise of options granted under the New Plan at 10,000,000 shares.  The number of Common Shares issuable under the New Plan equals, on a non-diluted basis, 11.2% of the Company's issued and outstanding Common Shares as of today's date.

No further business came before the meeting.

*The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.*

**On behalf of the Board of Directors of**
**PETAQUILLA MINERALS LTD.**

**Michael Levy**
President and Director

**FOR FURTHER INFORMATION PLEASE CONTACT:**
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com